Filed Pursuant to Rule 424(b)(3)
Registration No. 333-255100

PROSPECTUS SUPPLEMENT NO. 1
(TO PROSPECTUS DATED MAY 27, 2022)

7,620,000
Units consisting of
Common Shares or
Pre-Funded Warrants to Purchase Common Shares and
Class A Warrants to Purchase Common Shares

Performance Shipping Inc.

This is a supplement (“Prospectus Supplement”) to the prospectus, dated May 27, 2022 (“Prospectus”) of Performance Shipping Inc. (the “Company”), which forms a part of the Company’s Registration Statement on Form F-1 (Registration No. 333-255100).

On June 30, 2022, the Company filed a Current Report on Form 6-K with the U.S. Securities and Exchange Commission (the “Commission”) as set forth below.

This Prospectus Supplement should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Prospectus.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 6 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 30, 2022.

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2022

Commission File Number: 001-35025

PERFORMANCE SHIPPING INC.
(Translation of registrant's name into English)

373 Syngrou Avenue
175 64 Palaio Faliro
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Performance Shipping Inc. dated June 29, 2022 titled “Performance Shipping Inc. Reports Financial Results for the First Quarter Ended March 31, 2022.”

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-197740), filed with the U.S. Securities and Exchange Commission (the "SEC") with an effective date of August 13, 2014, and the Company's registration statement on Form F-3 (File No. 333-237637), filed with the SEC with an effective date of April 23, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERFORMANCE SHIPPING INC. (Registrant)

Dated: June 30, 2022

/s/ Andreas Michalopoulos
By: Andreas Michalopoulos
Chief Executive Officer

Exhibit 99.1

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: +30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com

For Immediate Release

Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. REPORTS FINANCIAL RESULTS
FOR THE FIRST QUARTER ENDED MARCH 31, 2022

ATHENS, GREECE, June 29, 2022 – Performance Shipping Inc. (NASDAQ: PSHG) (the “Company”), a global shipping company specializing in the ownership of tanker vessels, today reported a net loss from continuing and discontinued operations of $2.1 million and net loss from continuing and discontinued operations attributable to common stockholders of $11.5 million for the first quarter of 2022, compared to a net loss from continuing and discontinued operations and net loss from continuing and discontinued operations attributable to common stockholders of $2.9 million for the same period in 2021. Net loss from continuing and discontinued operations attributable to common stockholders for the three-month period ended March 31, 2022 included a one-time non-cash deemed dividend of $9.3 million, stemming from the exchange of shares of certain holders of our common stock for shares of Series B preferred stock at the closing of the tender offer in January 2022.

Revenue from continuing and discontinued operations was $8.6 million ($5.2 million net of voyage expenses) for the first quarter of 2022, compared to $8.4 million ($3.5 million net of voyage expenses) for the same period in 2021. This increase was attributable to the increased time-charter equivalent rates (TCE rates) achieved during the quarter. Fleetwide, the average time charter equivalent rate for the first quarter of 2022 was $12,352, compared with an average rate of $7,691 for the same period in 2021. During the first quarter of 2022, net cash used in operating activities of continuing and discontinued operations was $3.9 million, compared with net cash used in operating activities of continuing and discontinued operations of $1.4 million for the first quarter of 2021.

As of March 31, 2022, the Company’s number of common shares issued and outstanding was 2,592,421. As of the date hereof, the number of common shares issued and outstanding is 10,395,030.  During the first quarter of 2022 and up to the date hereof, the Company sold in its previously announced at-the-market offering an aggregate of 526,916 common shares at a weighted average sales price of $2.94, for total proceeds of approximately $1.5 million, net of commissions and other expenses. In addition, in the second quarter of 2022, the Company sold in an underwritten public offering 7,620,000 units at a price of $1.05 per unit, with each unit consisting of one common share and one warrant to purchase one common share, for total proceeds of approximately $7.4 million, net of underwriters’ fees and commissions.

On June 21, 2022, the Company announced its agreement to acquire its sixth Aframax tanker with expected delivery on or about July 5, 2022. The acquisition cost of approximately $27.6 million will be financed with cash on hand and the incurrence of debt through a new senior secured facility that the Company anticipates it will enter into prior to delivery of the vessel.

Commenting on the results of the first quarter of 2022 and subsequent developments, Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:

“The first two months of 2022 saw a continuation of the very soft charter rates that prevailed throughout 2021. In March 2022, we saw a marked improvement in rates due to the unfortunate Russian invasion of Ukraine, which resulted in higher volumes of crude oil being transported over longer distances to meet increasing global crude oil demand. We gradually took advantage of the improved spot charter market as we undertook positioning voyages, resulting in fleetwide average time charter equivalent rates of $12,352 per day during the first quarter and in a net loss of $2.1 million from our fleet operations. The one-time non-cash deemed dividend from our exchange offer has no impact on our results from operations or the cash position of the Company. So far, during the second quarter of 2022, our fleetwide average time charter rates are significantly above those of the first quarter of 2022.

“We believe that the encouraging freight rate developments experienced during the latter part of the first quarter of 2022, and continuing into the current quarter, point toward a sustainable charter rate recovery in the medium term that we now expect to take advantage of with our expanded fleet of six Aframax tankers. Positive crude oil demand prospects and the urgent need for global crude oil inventory restocking are resulting in increased crude oil production. We expect the rising demand for seaborne transportation coupled with low expected fleet growth and emission-related supply constraints to support higher charter rates for our vessels.

“During the first quarter of 2022, we completed the special survey and the installation of the ballast water treatment system (BWTS) on the M/T Blue Moon, and we intend to complete the same works on our M/T P. Kikuma during the fourth quarter of this year. Based on this plan, having 100% of our existing fleet BWTS fitted by the end of this year and no scheduled special surveys for 2023 will allow full utilization of our vessels.

“As a result of our financial results, and in accordance with our dividend policy, we will not declare a dividend for our Q1 2022 results from operations.”

Tanker Market Update for the first quarter of 2022:

• Tanker fleet supply was 658.2 million dwt, up 0.9% from 652.3 million dwt from the previous quarter and up 1.7% from Q1 2021 levels of 647.5 million dwt.

• Tanker demand in billion tonne-miles is projected to increase by a firm 7.6% in 2022, supported by the continued easing of OPEC crude oil production cuts along with a shift in trading patterns to longer-haul distances emerging due to the Russia-Ukraine war.

• Tanker fleet supply in deadweight terms is estimated to grow by a moderate 2.4% in 2022.

• Crude oil tanker fleet utilization was estimated at 78.0%, slightly down from 79.0% in the previous quarter and at the same levels of 78.0% in Q1 2021.

• Newbuilding tanker contracting was just 0.6 million dwt in the first quarter, resulting in a tanker orderbook to fleet ratio of 6.1%, the lowest level seen since 1996.

• Daily spot charter rates for Aframax tankers averaged $32,266, up 190.9% from the previous quarter average of $11,093 and up 206.5% from the Q1 2021 average of $10,527.

• The value of a 10-year-old Aframax tanker at the end of the first quarter was $27.5 million, up 1.9% from $27.0 million in the previous quarter, and up 17.0% from $23.5 million in Q1 2021.

• The number of tankers used for floating storage (excluding dedicated storage) was 146 (21.3 million dwt), down 13.6% from 169 (25.6 million dwt) from the previous quarter and down 12.6% from Q1 2021 levels of 167 (26.4 million dwt).

• Global oil consumption was 98.9 million bpd, down 1.6% from the previous quarter level of 100.4 million bpd, and up 4.9% from Q1 2021 levels of 94.2 million bpd.

• Global oil production was 98.8 million bpd, up 0.6% from the previous quarter level of 98.3 million bpd and up 6.8% from Q1 2021 levels of 92.5 million bpd.

• OECD commercial inventories were 2,623.8 million barrels, down 3.0% from the previous quarter level of 2,704.2 million barrels, and down 11.5% from Q1 2021 levels of 2,965.9 million barrels.

• During the global gradual recovery from COVID-19, we continue to take proactive measures to ensure the health and wellness of our crew and onshore employees while endeavoring to maintain effective business continuity and uninterrupted service to our customers. While the situation is improving, we continue to incur increased costs as a result of the restrictions imposed in various jurisdictions creating delays and additional complexities with respect to port calls and crew rotations.

The above market outlook update is based on information, data, and estimates derived from industry sources. There can be no assurances that such trends will continue or that anticipated developments in tanker demand, fleet supply or other market indicators will materialize. While we believe the market and industry information included in this release to be generally reliable, we have not independently verified any third-party information or verified that more recent information is not available.

Summary of Selected Financial & Other Data (Continuing and Discontinued Operations1 )

	For the three months ended March 31,
	2022	2021
	(unaudited)	(unaudited)
STATEMENT OF OPERATIONS DATA (in thousands of US Dollars):
Revenue	$8,568	$8,397
Voyage expenses	3,380	4,936
Vessel operating expenses	3,327	2,878
Net loss	(2,080)	(2,853)
Net loss attributable to common stockholders	(11,478)	(2,853)
Loss per common share, basic and diluted	(3.43)	(0.57)
FLEET DATA
Average number of vessels	5.0	5.0
Number of vessels	5.0	5.0
Ownership days	450	450
Available days	420	450
Operating days (2)	400	373
Fleet utilization	95.2%	82.9%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (3)	$12,352	$7,691
Daily vessel operating expenses (4)	$7,393	$6,396

(1)	Discontinued Operations refer to our container vessels segment that we disposed of in 2020.

(2)
Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire. The specific calculation counts as on-hire the days of the ballast leg of the spot voyages, as long as a charter party is in place. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(3)
Time charter equivalent rates, or TCE rates, are defined as revenue (voyage, time charter and pool revenue), less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions.  TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels despite changes in the mix of charter types (i.e., voyage (spot) charters, time charters and bareboat charters).

(4)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, lubricant costs, tonnage taxes, regulatory fees, environmental costs, lay-up expenses and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Fleet Employment Profile (As of June 29, 2022)
Performance Shipping Inc.’s fleet is employed as follows:

	Vessel	Year of Build	Capacity	Builder	Charter Type
	Aframax Tanker Vessels
1	BLUE MOON	2011	104,623 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	Spot
2	BRIOLETTE	2011	104,588 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	Pool
3	P. FOS	2007	115,577 DWT	Sasebo Heavy Industries Co. Ltd	Pool
4	P. KIKUMA	2007	115,915 DWT	Samsung Heavy Industries Co Ltd.	Spot
5	P. YANBU	2011	105,391 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	Pool

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of Aframax tankers. The Company's current fleet is employed on spot voyages and through pool arrangements.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including with respect to the delivery of the vessel we have agreed to acquire.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending," and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include but are not limited to: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker shipping industry, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, dry-docking and insurance costs, our future operating or financial results, availability of financing and refinancing including with respect to the vessel we have agreed to acquire, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including the ongoing outbreak of the novel coronavirus (COVID-19) and its impact on the demand for seaborne transportation of petroleum and other types of products, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions or events, including “trade wars”, armed conflicts including the war in Ukraine, the imposition of new international sanctions, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Disclaimer

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

(See financial tables attached)

PERFORMANCE SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except for share and per share data
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUING AND DISCONTINUED OPERATIONS)

	For the three months ended March 31,
	2022	2021
REVENUE:
Revenue	$8,568	$8,397

EXPENSES:
Voyage expenses	3,380	4,936
Vessel operating expenses	3,327	2,878
Depreciation and amortization of deferred charges	2,013	1,816
General and administrative expenses	1,508	1,503
Provision for credit losses and write offs	22	7
Foreign currency losses / (gains)	(46)	51
Operating loss	$(1,636)	$(2,794)

OTHER INCOME / (EXPENSES):
Interest and finance costs	(445)	(467)
Interest income	1	8
Other income	-	400
Total other expenses, net	$(444)	$(59)

Net loss	$(2,080)	$(2,853)
Deemed dividend on Series B preferred stock upon exchange of common stock	(9,271)	-
Dividends on Series B preferred stock	(127)	-

Net loss attributable to common stockholders	$(11,478)	$(2,853)

Loss per common share, basic and diluted	$(3.43)	$(0.57)

Weighted average number of common shares, basic and diluted	3,345,664	5,007,493

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUING AND DISCONTINUED OPERATIONS)

	For the three months ended March 31,
	2022	2021

Net loss	$(2,080)	$(2,853)

Comprehensive loss	$(2,080)	$(2,853)

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(Expressed in thousands of US Dollars)

	March 31, 2022	December 31, 2021*
ASSETS	(unaudited)

Cash and cash equivalents	$8,186	$9,574
Vessels, net	122,408	123,036
Other fixed assets, net	125	151
Other assets	15,389	12,163
Total assets	$146,108	$144,924

LIABILITIES AND STOCKHOLDERS' EQUITY

Long-term bank debt, net of unamortized deferred financing costs	$47,953	$49,898
Related party financing, net of unamortized deferred financing costs	4,813	-
Other liabilities	7,192	7,677
Total stockholders' equity	86,150	87,349
Total liabilities and stockholders' equity	$146,108	$144,924

* The balance sheet data as of December 31, 2021 has been derived from the audited consolidated financial statements at that date.

OTHER FINANCIAL DATA (CONTINUING AND DISCONTINUED OPERATIONS)

	For the three months ended March 31,
	2022	2021
	(unaudited)	(unaudited)
Net Cash used in Operating Activities	$(3,863)	$(1,383)
Net Cash used in Investing Activities	$(1,161)	$(253)
Net Cash provided by / (used in) Financing Activities	$3,636	$(1,978)

Dividend Policy – Quarterly Calculations

Our Board of Directors has adopted a variable quarterly dividend policy with respect to our common stock, pursuant to which we may declare and pay a variable quarterly cash dividend on our common stock. If declared, the quarterly dividend is expected to be paid each February, May, August and November and  will be equal to available cash from operations during the previous quarter after cash payments for debt repayment and interest expense, dividends to holders of our Series B Preferred Shares, if any, and reserves for the replacement of our vessels, scheduled drydockings, intermediate and special surveys and other purposes as our Board of Directors may from time to time determine are required, after taking into account contingent liabilities, the terms of any credit facility, our growth strategy and other cash needs as well as the requirements of Marshall Islands law. The declaration and payment of dividends is, at all times, subject to the discretion of our Board of Directors. Our Board of Directors may review and amend our dividend policy from time to time, in light of our plans for future growth and other factors.

In accordance with our dividend policy, and taking into account the above-listed factors, we expect to pay dividends only if during the preceding quarter Quarterly Cash Flow is positive and Quarter-End Excess Cash is also positive. As a general guideline, the amount of any such dividends is expected to be based on a pay-out ratio of the lower of i) Quarterly Cash Flow; and ii) Quarter-End Excess Cash. So long as our end of quarter outstanding debt exceeds our equity market capitalization our pay-out ratio is expected to be 50%. We will consider increasing the pay-out ratio gradually up to a maximum level of 90% that we may achieve when our end of quarter outstanding debt is less than 10% of our equity market capitalization. Quarter-End Excess Cash is defined as actual end of quarter Cash and Cash Equivalents over our Minimum Cash Threshold. Minimum Cash Threshold is defined as the sum of minimum liquidity pursuant to our loan agreements and $1.5 million per vessel. Our bank facilities currently require us to maintain minimum liquidity of $5.0 million.

Quarterly Cash Flow is equal to voyage and time charter revenues less voyage expenses, less vessel operating expenses, less general and administrative expenses, less - the greater of i) net interest expense and repayment of long-term bank debt or ii) fleet replacement reserves - and less maintenance reserves for our fleet and less cash dividends to holders of our Series B Preferred Shares, if any.

We believe the above approach will ensure the sustainability of our Company and replacement of our fleet as during quarters where either Excess Cash is negative or Quarterly Cash Flow is negative, we will not pay dividends until Quarterly Cash Flow is positive and Excess Cash is also positive. Below are our calculations of Quarter-End Excess Cash and Quarterly Cash Flow for the first quarter of 2022.

DIVIDEND CALCULATIONS
(Expressed in thousands of U.S. Dollars)

For the three months ended March 31, 2022
Revenue	$8,568
Less, Voyage expenses	$(3,380)
Less, Vessel operating expenses	$(3,327)
Less, General and administrative expenses	$(1,441)

Less, Greater of (I) or (II):
Interest and finance costs	$(445)
Plus, Repayment of long-term bank debt	$(1,978)
Total (I)	$(2,423)
Or
Replacement reserve (II)	$(1,714)

Less, Maintenance reserve	(438)
Quarterly Cash Flow (A)	$(2,441)

Cash and cash equivalents	$8,186
Less, Minimum Cash Threshold	$12,500
Quarter-End Excess Cash (B)	$(4,314)

Quarterly Cash Flow Test (A) >0, AND	Not eligible for dividend
Quarter-End Excess Cash Test (B) >0	Not eligible for dividend
Cash Available for Dividend, lower (A) or (B)	$-
Payout ratio	50%
Quarterly Dividend	$-

(1)	General and administrative expenses, for the purpose of calculating dividends, exclude non-cash items.

(2)
Replacement reserves reflect the aggregate annual amount of cash that the Company retains to fund the replacement of each of its vessels. In addition to the replacement reserve retained and reinvested at a certain annual rate or equivalent debt repayment, the Company estimates at the specific expected replacement date to utilize funds from the proceeds of the scrap value of the vessels and the assumption of a modest level of debt to purchase the replacement vessel assuming such replacement is for a ten-year-old vessel at the ten-year historical mid-cycle value.

(3)
Maintenance reserves are based on an estimated cost for the drydock, intermediate and special surveys of the vessels in our fleet over the recurring statutory five-year survey period. They are used, instead of actual maintenance costs when incurred, for purposes of calculating the quarterly dividend to remove the additional cash flow variability during quarters that drydocks occur.